

Mail Stop 4631

August 28, 2017

Kevin P. Bradley
Executive Vice President and Chief Financial Officer
United States Steel Corporation
600 Grant Street
Pittsburgh, PA 15219

     Re: **United States Steel Corporation**
              Form 10-K
              Filed February 28, 2017
              File No. 1-16811

Dear Mr. Bradley:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                     Sincerely,

                     /s/ Terence O'Brien

                     Terence O'Brien
                     Branch Chief
                     Office of Manufacturing and
                     Construction